Skookum Safety Solutions Corp

March 15, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Erin Wilson

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Skookum Safety Solutions Corp Registration Statement on Form S-1 File No. 333-178464

Dear Ms. Wilson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skookum Safety Solutions Corp (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 PM Eastern Standard Time on March 19, 2012, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Skookum Safety Solutions Corp

By:

/s/ Rebecca Kyllo

Rebecca Kyllo

Chief Executive Officer Chief Financial Officer

Principal Accounting Officer, and sole Director

1017 5th Street SE

High River, Alberta, Canada, T1V 1J2- Phone: 866-279-7880